UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 57)*

WMS INDUSTRIES INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

969-901-107

(CUSIP Number)

Sumner M. Redstone
846 University Ave.
Norwood, Massachusetts 02062
Telephone:  (781) 461-1600

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

April 9, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), Rule 13d-1(f) or Rule 13d-l(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Note).

SCHEDULE 13D/A
CUSIP No. 969-901-107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUMNER M. REDSTONE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0**
	10	SHARED DISPOSITIVE POWER 2,414,955***
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,414,955***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.90%
14		TYPE OF REPORTING PERSON (See Instructions) IN

*      Voting power subject to Voting Proxy Agreement described in Item 6 of this Statement.

**    Does not include 11,850 shares owned by Mr. Sumner Redstone’s wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

***  Includes shares owned by National Amusements, Inc.

Page 2 of 8 Pages

SCHEDULE 13D/A
CUSIP No. 969-901-107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NATIONAL AMUSEMENTS, INC. I.R.S. No. 04-2261332
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,414,955
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,414,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.90%
14		TYPE OF REPORTING PERSON (See Instructions) CO

*      Voting power subject to Voting Proxy Agreement described in Item 6 of this Statement.

Page 3 of 8 Pages

Item 1.	Security and Issuer

This Amendment No. 57 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. (“NAI”) with respect to the voting common stock, $.50 par value per share (the “Common Shares”), of WMS Industries Inc. (the “Issuer”) as follows:

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and replaced in its entirety with the following:

(a)           NAI is currently the beneficial owner, with shared dispositive and no voting power, of 2,414,955 Common Shares, or approximately 4.90% of the issued and outstanding Common Shares of the Issuer (based on 49,323,525 shares of Common Shares that were reported to be issued and outstanding as of January 30, 2009).

(b)           As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner with no voting power of 2,414,955 Common Shares, or approximately 4.90% of the issued and outstanding Common Shares of the Issuer.

The lack of voting power described in paragraphs (a) and (b) of this Item 5 is pursuant to the Voting Proxy Agreement, described in Item 6 of this Statement.

(c)           The transactions effected since the filing of Amendment No. 56 to this Statement on Schedule 13D with the Securities and Exchange Commission on April 9, 2009.  (The transactions were executed by J.P. Morgan Securities Inc., New York, NY):

The following sales were made by National Amusements, Inc. on April 9, 2009:

Price	Number of Shares
24.390	1,500
24.380	900
24.370	300
24.350	2,900
24.330	2,400
24.310	100
24.300	8,900
24.290	3,637
24.280	2,400
24.270	900
24.260	2,363
24.250	28,249
24.245	360
24.240	7,072
24.230	5,361
24.220	4,066
24.215	410
24.213	377

Page 4 of 8 Pages

Price	Number of Shares
24.210	14,338
24.200	33,194
24.195	100
24.190	3,839
24.185	86
24.180	6,239
24.170	3,239
24.160	6,180
24.150	16,700
24.145	200
24.140	8,785
24.130	11,162
24.120	20,123
24.115	100
24.110	11,871
24.105	2,000
24.100	20,561
24.099	100
24.095	600
24.090	12,476
24.080	25,267
24.070	16,459
24.065	300
24.060	22,853
24.050	26,787
24.045	400
24.040	11,896
24.035	200
24.030	9,700
24.020	11,414
24.015	100
24.010	7,354
24.000	43,082
23.990	800
23.980	600
23.970	1,000
23.960	4,300
23.950	3,200
23.940	4,200
23.930	1,765
23.920	1,200
23.910	1,400
23.900	6,635
TOTAL SHARES SOLD	445,000

Page 5 of 8 Pages

(e)           On April 9, 2009, each of NAI and Mr. Sumner M. Redstone ceased to be the beneficial owner of more than five percent of the Common Shares of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement between National Amusements, Inc. and Mr. Sumner M. Redstone

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

April 10, 2009	SUMNER M. REDSTONE

/s/ Sumner M. Redstone
Sumner M. Redstone,
Individually

NATIONAL AMUSEMENTS, INC.

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Title:	Chairman of the Board and Chief Executive Officer

Page 7 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated November 21, 1985 (the “Schedule 13D”), with respect to the Common Stock, par value $.50 per share, of WMS Industries Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein.  This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 10th day of April, 2009.

NATIONAL AMUSEMENTS, INC.

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Title:	Chairman of the Board and Chief Executive Officer

SUMNER M. REDSTONE

/s/ Sumner M. Redstone
Sumner M. Redstone,
Individually

Page 8 of 8 Pages